FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number: 333-109343

Paramount Resources Ltd. (Translation of registrant's name into English)

888-3rd Street S.W. Bankers Hall West, Suite 4700 Calgary, Alberta T2P 5C5 Canada (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

Exhibit No.
99.1	PARAMOUNT RESOURCES LTD. ANNOUNCES TAKE UP OF SHARES OF NORTH AMERICAN OIL SANDS CORPORATION BY STATOIL CANADA LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)

Date: June 26, 2007	By:	/s/ Charles E. Morin
Name: Charles E. Morin
Title: Corporate Secretary

EXHIBIT INDEX

99.1	PARAMOUNT RESOURCES LTD. ANNOUNCES TAKE UP OF SHARES OF NORTH AMERICAN OIL SANDS CORPORATION BY STATOIL CANADA LIMITED